UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number:  1-9947

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TRC COMPANIES, INC.
Full Name of Registrant

N/A
Former Name if Applicable

21 Griffin Road North
Address of Principal Executive Office (Street and Number)

Windsor, Connecticut 06095
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TRC Companies, Inc. (“TRC”) was unable to file its Form 10-K for the fiscal year ended June 30, 2008 on a timely basis without unreasonable effort or expense. Due to issues related to a company-wide software conversion the Company was late in filing its Form’s 10-Q for the first and second quarters of fiscal 2008 which were filed on May 1, 2008 and its form 10-Q for the third quarter of fiscal 2008 which was filed on May 23, 2008. As a result the Company will need additional time to finalize its financial statements for the quarter and year ended June 30, 2008.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Thomas W. Bennet, Jr.	(978)	970-5600
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is still in the process of finalizing its results for the quarter and year ended June 30, 2008. As previously reported, the Company’s results of operations and financial condition for the year ended June 30, 2008 were significantly impacted by two large non-cash charges totaling $88.8 million taken in the first quarter of the fiscal year. Those charges included a $76.7 million goodwill impairment charge and a $12.1 million non-cash charge to provide a full valuation allowance against its net deferred tax assets. Fiscal 2008 operating results will also be impacted by the restructuring and discontinuance of certain elements of its business that were not meeting performance expectations or were otherwise not aligned with the Company’s strategy. In addition, fiscal 2008 results will also be negatively impacted by significant legal expenses as well as losses on two large projects.

TRC Companies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 15, 2008	By	/s/ Thomas W. Bennet, Jr.
Thomas W. Bennet, Jr.
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).